March 10, 2003

Mr. Mark Fields                    Mr. S. Yonezawa
Falls Mountain Coal Inc.           Mitsui Matsushima Canada Ltd.
Suite 501                          Mitsui Building No 6
535 Thurlow St.                    2-3-16, Nihonbashi-Muromachi
Vancouver, B.C.                    Chuo-Ku, Tokyo
Canada  V6E 3L2                    Japan  103-0022

Re: Pine Valley Coal Ltd.

Dear Sirs,

We are writing in connection with the Willow Creek Joint Venture formed pursuant to the Joint Venture Agreement between Falls Mountain Coal Inc. ("Falls Mountain"), Globaltex Industries Inc. ("Globaltex") and Mitsui Matsushima Canada Ltd. ("Mitsui Canada") dated February 14, 1996. We confirm our understanding that Falls Mountain and Mitsui Canada propose to enter into an agreement pursuant to which Falls Mountain will agree to purchase Mitsui Canada's participating interest in the Willow Creek Joint Venture ("the Purchase Agreement").

In consideration for the payment of $10.00 by Mitsui Canada and Falls Mountain to us (the receipt and sufficiency if which we hereby acknowledge), we agree to the following modification of the Sales Agency Agreement and the Operating Agreement between ourselves and Falls Mountain and Mitsui Canada dated February 14, 1996:

1. Pine Valley will not seek indemnity or reimbursement from Mitsui Canada pursuant to sections 3.2 and 3.3 of the Operating Agreement or sections 3.2 and
3.3 of the Sales Agency Agreement in relation to any liability, expense, and cost we incur in performance of our duties, obligations and rights under the Operating Agreement or Sales Agency Agreement during the Closing Period (as defined in the Purchase Agreement), whether or not cash calls or requests for reimbursement are made during or after the Closing Period, and including any liabilities, costs and expenses under any new contracts entered into by Pine Valley in connection with the Joint Venture during the Closing Period, except as otherwise consented to in writing by Mitsui Canada; and

2. Pine Valley acknowledges and agrees it will have no authority under the Operating Agreement to bind Mitsui Canada with respect to any costs, liabilities and expenses of the Joint Venture incurred during the Closing Period, including any and all amounts due under any new contracts entered into by Pine Valley in connection with the Joint Venture during the Closing Period, except as otherwise consented to in writing by Mitsui Canada;

3. Pine Valley acknowledges and agrees that if it enters into any coal sales contract for the delivery of coal after the Closing Period, then unless Mitsui Canada provides its consent to such a contract, it will contain a condition that the contract is conditional on the completion of the purchase by Falls Mountain under the Purchase Agreement and it will automatically terminate with no recourse against Pine Valley or Mitsui Canada in the event the purchase does not complete.

Pine Valley Coal Ltd.



Per:     _____________________________
     Authorized Signatory



Acknowledged and agreed to by the undersigned this ____ day of ____________________, 2003.


Falls Mountain Coal Inc.


Per:     _____________________________
     Authorized Signatory

Mitsui Matsushima Canada Ltd.


Per:     _____________________________
     Authorized Signatory





PINE VALLEY COAL LTD.
_____________________________________
Suite 501- 535 Thurlow Street, Vancouver, British Columbia, Canada  V6E 3L2
Telephone: 604-684-3333  ?  Facsimile: 604-682-4698  ?
Email: globaltex@radiant.net